Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		March 31, 2016	December 31, 2015
		$	$

ASSETS	Note

Cash and cash equivalents		642,632	830,326
Short-term investments	3	8,687,723	9,573,425
Other assets	4	220,327	296,316
CURRENT ASSETS		9,550,682	10,700,067

Exploration and evaluation assets	5	36,663,395	36,389,795

ASSETS		46,214,077	47,089,862

LIABILITIES

Accounts payable and accrued liabilities		436,173	659,661

LIABILITIES		436,173	659,661

SHAREHOLDERS’ EQUITY

Share capital	6	105,113,340	105,113,340
Contributed surplus		32,849,330	32,799,280
Deficit		(92,184,766)	(91,482,419)

SHAREHOLDERS’ EQUITY		45,777,904	46,430,201

LIABILITIES AND SHAREHOLDERS’ EQUITY		46,214,077	47,089,862

Commitments	9

Approved by the Board of Directors
Robert J. Gayton (signed)	Director	Klaus Zeitler (signed)	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,	Note	2016	2015
		$	$

Filing and regulatory fees		116,210	137,610
Office and administration		62,578	54,992
Professional fees		38,674	121,541
Rent and utilities		55,608	55,608
Share-based payments	10	39,725	57,058
Shareholder communication and travel		79,782	98,560
Wages and benefits	10	271,691	248,344

CORPORATE EXPENSES		664,268	773,713

Foreign exchange loss (gain)		23,154	(276,146)
Interest income		(27,075)	(54,746)
Loss on marketable securities	4	42,000	-

LOSS AND COMPREHENSIVE LOSS		702,347	442,821

Basic and diluted loss per share		0.01	-

Weighted average number of common shares outstanding		94,194,936	94,194,936

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,	2016	2015
	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss and comprehensive loss	(702,347)	(442,821)

ITEMS NOT AFFECTING CASH
Share-based payments	39,725	57,058

Change in non-cash working capital items	(8,550)	(12,337)

OPERATING ACTIVITIES	(671,172)	(398,100)

INVESTING ACTIVITIES
Redemption (purchase) of short-term investments	850,000	(2,000,000)
Mineral property expenditures	(366,522)	(1,343,553)

INVESTING ACTIVITIES	483,478	(3,343,553)

CHANGE IN CASH AND CASH EQUIVALENTS	(187,694)	(3,741,653)

Cash and cash equivalents – Beginning	830,326	7,471,834

CASH AND CASH EQUIVALENTS - ENDING	642,632	3,730,181

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2014	94,194,936	105,113,340	32,510,184	(89,364,392)	48,259,132

Share-based payments	-	-	85,252	-	85,252
Loss and comprehensive loss	-	-	-	(442,821)	(442,821)

MARCH 31, 2015	94,194,936	105,113,340	32,595,436	(89,807,213)	47,901,563

Share-based payments	-	-	203,844	-	203,844
Loss and comprehensive loss	-	-	-	(1,675,206)	(1,675,206)

DECEMBER 31, 2015	94,194,936	105,113,340	32,799,280	(91,482,419)	46,430,201

Share-based payments	-	-	50,050	-	50,050
Loss and comprehensive loss	-	-	-	(702,347)	(702,347)

MARCH 31, 2016	94,194,936	105,113,340	32,849,330	(92,184,766)	45,777,904

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th floor – 1040 West Georgia Street, Vancouver, British Columbia.

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of mineral properties. To date, the Company has not received any revenue from mining operations and is considered to be in the exploration stage. The Company will continue to require additional funding to maintain its ongoing permitting efforts, mineral property maintenance payments, project development, and operations. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on May 5, 2016.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment relating to the Company’s exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	SHORT-TERM INVESTMENTS

As at March 31, 2016, the Company had $8,650,000 (December 31, 2015 - $9,500,000) invested in guaranteed investment certificates (“GICs”) at interest rates ranging from 0.95% to 1.45% . All GICs are denominated in Canadian dollars. Interest is accrued during the term. Accrued interest at March 31, 2016 was $37,723 (December 31, 2015 - $73,425).

4.	OTHER ASSETS

In December 2015, Western received 4.2 million common shares of Copper North Mining Corp. (“Copper North”) as payment for amounts previously owing to the Company. As at March 31, 2016, the common shares of Copper North had a market value of $84,000. The remainder of others assets are comprised of miscellaneous receivables and prepaid expenses.

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold-molybdenum porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$

DECEMBER 31, 2014	32,545,517

Engineering	518,331
Permitting	2,506,343
Salary and wages	740,132
Share-based payments	79,472

DECEMBER 31, 2015	36,389,795

Claims maintenance	1,470
Engineering	34,574
Permitting	97,473
Salary and wages	129,758
Share-based payments	10,325

MARCH 31, 2016	36,663,395

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

7.	STOCK OPTIONS

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2015, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2016, the Company could issue an additional 3,202,159 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the periods then ended is presented below.

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2014	6,399,001	1.29

Granted	875,000	0.52
Forfeited	(205,000)	0.66
Expired	(851,667)	0.98

DECEMBER 31, 2015	6,217,334	1.24

There was no change to outstanding stock options during the three months ended March 31, 2016.

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50 – 0.67	2,242,334	0.57	3.08
$0.80 – 0.96	2,350,000	0.83	2.00
$1.59	100,000	1.59	1.79
$2.84	1,525,000	2.84	0.29

MARCH 31, 2016	6,217,334	1.24	1.97

Of the total stock options outstanding, 5,092,324 were vested and exercisable at March 31, 2016. The weighted average exercise price of vested stock options is $1.38 and the average remaining contractual life is 1.51 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2015 and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions:

	August 10,	March 13,
Inputs and assumptions	2015	2015

Stock options granted	775,000	100,000
Exercise price	$0.50	$0.67

Market price	$0.47	$0.67
Expected option term (years)	3.0	3.0
Expected stock price volatility	66.8%	68.4%
Average risk-free interest rate	0.46%	0.52%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE ASSIGNED	$154,000	$30,000

9.	COMMITMENTS

The Company has an agreement to sub-lease head office space until April 29, 2017. After that date, either the Company or the sub-lessor may terminate the sub-lease, without penalty, by providing the other party 120 days’ notice. As at March 31, 2016, payments remaining over the course of the sublease total $176,000.

The source of the majority of the Company’s funds is proceeds received from the sale of the NSR Royalty in December 2012. The Company is required to use these proceeds for the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 5.

10.	MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers was as follows:

For the three months ended March 31,	2016	2015
	$	$
Salaries and director fees	216,125	215,369
Share-based payments	36,378	51,758

MANAGEMENT COMPENSATION	252,503	267,127

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three months ended March 31, 2016 (unaudited – prepared by management)
(Expressed in Canadian dollars)

11.	SEGMENTED INFORMATION

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada. All interest income is earned in Canada and all assets are held in Canada.

12.	CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company also monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

13.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.